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                                                                   EXHIBIT 23.2

                        CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
Navigation Technologies Corporation:

  We consent to the use of our report dated November 22, 1995, except for the descriptions of the settlement in Note 10, the merger in Note 11 and the NavTech stock split in Note 2, which are as of December 28, 1995, May 14, 1996 and July 12, 1996, respectively, on the financial statements of Shields Enterprises, Inc. included herein. We also consent to the use of our report dated June 4, 1996, except for the description of the reverse stock split in
Note 7, which is as of July 12, 1996 on the consolidated financial statements of Navigation Technologies Corporation and subsidiaries included herein and to the references to our firm under the headings "Risk Factors--History of Substantial Losses and Anticipated Future Losses," "Selected Consolidated Financial Data," "Experts" and "Change in Independent Auditor" in the prospectus.

  Our report on Navigation Technologies Corporation and subsidiaries dated June 4, 1996, except for the description of the reverse stock split in Note 7, which is as of July 12, 1996, contains an explanatory paragraph that states that the Company has had recurring losses from operations since inception and requires significant additional financing which raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          KPMG Peat Marwick LLP
Palo Alto, California
September 9, 1996